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Exhibit 16

May 5, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

        We have read the statements made by McDATA Corporation (the "Company") (copy attached), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K/A report dated May 5, 2004. We agree with the statements concerning our Firm in such Form 8-K. PricewaterhouseCoopers LLP makes no comment whatsoever regarding any current or future disclosure of changes or improvements of any kind to internal controls implemented by the Company in order to address material weakness related to such controls.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

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  Exhibit 16